Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Income from continuing operations	$580	$3,658	$27,092	$2,761
Additions:
Fixed charges
Interest expense	14,486	15,087	44,534	44,602
Capitalized interest	96	591	555	1,445
	14,582	15,678	45,089	46,047
Deductions:
Capitalized interest	(96)	(591)	(555)	(1,445)
Net loss attributable to noncontrolling interests	67	10	515	17
Adjusted earnings	15,133	18,755	72,141	47,380
Fixed charges (from above)	$14,582	$15,678	$45,089	$46,047
Ratio of earnings to fixed charges	1.04	1.20	1.60	1.03